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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM 12b-25

                                                                 SEC FILE NUMBER
                           NOTIFICATION OF LATE FILING            000-
                                                                   CUSIP NUMBER
                                                                     94845V
(Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
             [ ] Form N-SAR


For Period Ended: June 30, 2001
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

                               Webvan Group, Inc.
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                             Full Name of Registrant


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                            Former Name if Applicable

                               310 Lakeside Drive
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            Address of Principal Executive Office (Street and Number)

                          Foster City, California 94404
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                            City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      [_] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              PART III -- NARRATIVE

On July 13, 2001, Webvan Group, Inc. (the "Registrant"), along with its subsidiaries, Webvan-Bay Area, Inc., Webvan Operations, Inc., and HomeGrocer.com, Inc. (collectively, the "Subsidiaries"), filed voluntary petitions for Chapter 11 bankruptcy protection in the United Stated Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). These cases have been assigned to the Honorable Joseph J. Fornan and will be jointly administered under case number 01-2404. No trustee, receiver or examiner has been appointed, and the Registrant and the Subsidiaries will act as a debtors-in-possession while being subject to the supervision and orders of the Bankruptcy Court.

The Registrant has ceased all operations and terminated all its employees except for certain employees needed to manage the orderly liquidation of its assets. The Registrant is currently managing its assets as a debtor in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code and is in the process of liquidating its assets for the benefit of its estate and creditors. The Registrant expects to file a plan of liquidation with the Bankruptcy Court calling for the disposition of its remaining assets and the distribution of all of the proceeds therefrom to its creditors. The Registrant expects that its outstanding liabilities will exceed the value of the Registrant's assets, and the Registrant does not expect to have funds to pay its stockholders.

The Registrant intends to request that the Staff of the Securities and Exchange Commission (the "Commission") not recommend an enforcement action against it if the Registrant follows certain modified reporting procedures in lieu of filing the regular periodic reports specified under Section 13(a) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the "No Action Request").

If the No Action Request is granted, the Registrant will not file its Form 10-Q for the fiscal quarter ended June 30, 2001 (the "Form 10-Q"). If the No Action Request is not granted, the Registrant will endeavor to file its quarter Form 10-Q within a reasonable period of time, taking into account the limited human resources currently available to the Registrant. However, to date the Registrant has not closed its books for the fiscal quarter ended June 30, 2001 and has not engaged an accounting firm to review its financial statements for that period. The Registrant expects that a review of its financial statements at this time will be difficult and time-consuming, due to, among other things, the Registrant's limited financial and human resources.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


David Hyman                    (650)                         627-3000
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(Name)                         (Area Code)                   (Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Bankruptcy Filing, the cessation of the Registrant's operations and the ongoing orderly liquidation of the Registrant's assets, the Registrant's financial statements for the fiscal quarter ended June 30, 2001 will change

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significantly from the fiscal quarter ended June 30, 2000. However, an estimate of these changes cannot be made at this time because the Registrant has not finished closing its books for the fiscal quarter ended June 30, 2001, or retained an accountant to audit its financial statements.

                               Webvan Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     August 14, 2001                   By  /s/ David Hyman
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                                           David Hyman, General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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